FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2026

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated September 3, 2026

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Reference is made to our notice of inside information of 10 August 2026 (official registry number 3336) (the “Buyback Commencement Communication”), relating to the buyback programme of own shares (the “Buyback Programme”) approved by the Board of Directors of Banco Santander.

Pursuant to article 5 of Regulation (EU) no. 596/2014 on Market Abuse of 16 April 2014, and articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, the Bank informs of the transactions carried out over its own shares between 27 August and 2 September (both inclusive).

The cash amount of the shares purchased to 2 September 2026 as a result of the execution of the Buyback Programme amounts to 305,890,700 Euros, which represents approximately 16.8% of the maximum investment amount of the Buyback Programme. The programme was announced together with its other characteristics through the Buyback Commencement Communication. With these purchases, the Bank has repurchased approximately 18.1% of its outstanding shares as of 2021.

Date	Security	Transaction	Trading venue	Number of shares	Weighted average price (€)
27/08/2026	SAN	Purchase	XMAD	1,950,000	12.6238
27/08/2026	SAN	Purchase	CEUX	888,587	12.6074
27/08/2026	SAN	Purchase	TQEX	239,953	12.6164
27/08/2026	SAN	Purchase	AQEU	421,460	12.5986
28/08/2026	SAN	Purchase	XMAD	1,170,524	12.6592
28/08/2026	SAN	Purchase	CEUX	198,213	12.6473
28/08/2026	SAN	Purchase	TQEX	44,538	12.6532
28/08/2026	SAN	Purchase	AQEU	86,725	12.6487
31/08/2026	SAN	Purchase	XMAD	877,379	12.7376
31/08/2026	SAN	Purchase	CEUX	183,649	12.7390
31/08/2026	SAN	Purchase	TQEX	57,484	12.7552
31/08/2026	SAN	Purchase	AQEU	81,488	12.7431
01/09/2026	SAN	Purchase	XMAD	2,300,000	12.5551
01/09/2026	SAN	Purchase	CEUX	451,215	12.5037
01/09/2026	SAN	Purchase	TQEX	208,479	12.5171
01/09/2026	SAN	Purchase	AQEU	240,306	12.5207
02/09/2026	SAN	Purchase	XMAD	1,600,000	12.6803
02/09/2026	SAN	Purchase	CEUX	225,254	12.6484
02/09/2026	SAN	Purchase	TQEX	66,505	12.6310
02/09/2026	SAN	Purchase	AQEU	108,241	12.6437
			TOTAL	11,400,000

Issuer name: Banco Santander, S.A. - LEI 5493006QMFDDMYWIAM13

Reference of the financial instrument: ordinary shares - Code ISIN ES0113900J37

Detailed information of the transactions carried out within the referred period is attached as Annex I.

Boadilla del Monte (Madrid), 3 September 2026

ANNEX I

Detailed information on each of the transactions carried out within the context of the Buy-back Programme between 27/08/2026 and 02/09/2026 (both inclusive)

(https://www.santander.com/content/dam/santander-com/es/documentos/cumplimiento/do-anexo-i-27-agosto-a-02-septiembre-2026-es.pdf)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	September 3, 2026	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance